

November 28, 2011

Via E-mail
Mr. Dehong Li
Vice General Manager
Sino Oil & Gas Pipe Holdings Limited
No. 1 Road, Yuci Industrial Park
Jin Zhong City
Shanxi Province, 030600
People's Republic of China

> **Re: Sino Oil & Gas Pipe Holdings Limited**
> **Amendment No. 2 to Shell Company Report on Form 20-F**
> **Filed November 10, 2011**
> **File No. 000-53939**

Dear Mr. Li:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
       Ari Edelman
       Kramer Levin Naftalis & Frankel LLP